SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                              Amendment No. 1

                          Mattson Technology, Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  57723100
-----------------------------------------------------------------------------
                               (CUSIP Number)

                               Michael Schuh
                              General Counsel
                        STEAG Electronic Systems AG
                        Ruettenscheider Strasse 1-3
                            45128 Essen, Germany
                            011-49-201-801-2113
-----------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                  Copy to:

                            Marc R. Packer, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           525 University Avenue
                            Palo Alto, CA 94301
                                650-470-4500

                               April 30, 2002
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /_/.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                                SCHEDULE 13D


CUSIP No.        57723100
---------- -------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG Electronic Systems AG
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
           (See Instructions)                                             (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             13,173,644
      SHARES
                    ----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             13,173,644
    REPORTING
                    ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,173,644

------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.6% (see Item 5)
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
------------------------------------------------------------------------------





                                SCHEDULE 13D


CUSIP No.        57723100
------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG AG
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
           (See Instructions)                                            (b)

--------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             13,173,644
      SHARES
                    ----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             13,173,644
    REPORTING
                    ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,173,644
------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.6% (see Item 5)
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
------------------------------------------------------------------------------






                                SCHEDULE 13D

CUSIP No.        57723100
------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RAG Aktiengesellschaft
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                       (a)
                                                                    (b)

------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             13,173,644
      SHARES
                    ----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             13,173,644
    REPORTING
                    ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,173,644
------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.6% (see Item 5)
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
------------------------------------------------------------------------------






         This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend the statement on Schedule 13D filed on January 11, 2001 (the "Original Statement") by STEAG Electronic Systems AG ("SES") and STEAG AG ("STEAG"), with respect to the common stock, par value $0.001 per share (the "Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson").

         The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 2.  Identity and Background.

         Item 2 of the Original Statement is hereby amended and restated to read in its entirety as follows:

         (a) This Statement is filed by SES, STEAG and RAG Aktiengesellschaft ("RAG"). Each of SES, STEAG and RAG is organized under the laws of the Federal Republic of Germany. SES is the direct holder of shares of Mattson Stock. STEAG owns all of the capital stock of SES and, as a result, is the indirect beneficial owner of the shares of Mattson Stock held directly by SES. Subsequent to the filing of the Original Statement, RAG acquired, directly or indirectly, all of the capital stock of STEAG that it did not previously own. By virtue of its direct and indirect ownership of all of the capital stock of STEAG, RAG may be deemed to be the indirect beneficial owner of the shares of Mattson Stock held directly by SES.

         (b) The business address of each of SES and STEAG is Ruettenscheider Strasse 1-3, 45128 Essen, Germany. The business address of RAG is Rellinghauser Strasse 1-11, 45128 Essen, Germany.

         (c) SES is engaged in the optical storage and photomask businesses. STEAG is a power generation and electronics company. RAG is an international mining and technology group.

         (d) During the last five years, none of SES, STEAG, RAG, nor, to the best knowledge of each of SES, STEAG and RAG, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of SES, STEAG, RAG nor, to the best knowledge of each of SES, STEAG and RAG, any of the individuals referred to in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The name, citizenship, business address, principal occupation or employment and certain other information relating to the executive officers and directors of each of SES, STEAG and RAG are set forth on Schedule A attached hereto and incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Original Statement is hereby amended and supplemented by adding the following language thereto:

         On April 30, 2002, pursuant to the terms of a Share Purchase Agreement, dated as of April 5, 2002, between SES and Mattson (the "Purchase Agreement"), SES acquired 1,323,644 newly-issued shares of Mattson Stock in exchange for cancellation of $8,140,410.60 of the principal amount outstanding under a promissory note issued to it by Mattson on November 5, 2001. All references to, and summaries of, the Purchase Agreement in this Item 3 are qualified in their entirety by reference to the Purchase Agreement, a copy of which is attached hereto as
Exhibit 4 and is incorporated by reference herein.

Item 4.  Purpose of Transaction.

         Item 4 of the Original Statement is hereby amended and supplemented by incorporating by reference herein the information set forth or incorporated by reference in Item 3 of this Amendment and by adding the following language thereto:

         Mattson and SES amended the Strategic Business Combination Agreement, dated as of June 27, 2000, as initially amended as of December 15, 2000 (as so initially amended, the "Combination Agreement"), pursuant to the Second Amendment to the Strategic Business Combination Agreement, dated as of November 5, 2001 (the "Second Amendment to the Combination Agreement"). The Second Amendment to the Combination Agreement provided for, among other things, the amendment of the secured promissory note issued to SES in connection with the initial acquisition of Mattson Stock by SES by extending the maturity date and capitalizing accrued interest, and the issuance to SES of a second, secured promissory note relating to the payment to SES of profits of two former subsidiaries of SES, as required under the Combination Agreement. All references to, and summaries of, the Second Amendment to the Combination Agreement in this Item 4 are qualified in their entirety by reference to the Second Amendment to the Combination Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated by reference herein.

         Simultaneously with the execution of the Second Amendment to the Combination Agreement, on November 5, 2001, Mattson, SES and Brad Mattson amended the Stockholder Agreement, dated as of December 15, 2000 (the "Amendment to the Stockholder Agreement"). The Amendment to the Stockholder Agreement, among other things, eliminated the restrictions on future dispositions of shares of Mattson Stock by SES. All references to, and summaries of, the Amendment to the Stockholder Agreement in this Item 4 are qualified in their entirety by reference to the Amendment to the Stockholder Agreement, a copy of which is attached hereto as Exhibit 6 and is incorporated by reference herein.

         On April 5, 2002, SES and Mattson entered into the Purchase Agreement in connection with a private placement of 7,423,644 shares of Mattson Stock (the "Private Placement"). Pursuant to the Purchase Agreement, SES purchased 1,323,644 shares of Mattson Stock. In accordance with the terms of the Purchase Agreement, Mattson filed a registration statement with the Securities and Exchange Commission (the "SEC") on Form S-3 relating to the resale of the shares of Mattson Stock issued in the Private Placement (the "Registration Statement"). Upon the effectiveness of the Registration Statement (which was declared effective on April 30, 2002), except as described in the following sentence, SES may sell these shares from time to time in the public markets, in privately negotiated transactions or otherwise, subject to certain limitations on the timing, amount and method of such sales imposed by SEC regulations.

         SES has agreed that, without the consent of Bear, Stearns & Co., Inc., during the period ending 90 days after the date that the Registration Statement became effective, it will not directly or indirectly offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any shares of Mattson Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Mattson Stock.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Original Statement is hereby amended and restated to read in its entirety as follows:

         (a) SES, STEAG and RAG each beneficially owns 13,173,644 shares of Mattson Stock, which represents approximately 29.6% of the outstanding shares of Mattson Stock based on an aggregate of 44,544,979 shares reported to be outstanding on April 30, 2002 in the Prospectus dated April 30, 2002, filed by Mattson with the SEC on May 2, 2002 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

         Mr. Werner Brust-Haas, a member of the Supervisory Board of SES, has informed SES that he beneficially owns 185 shares of Mattson Stock, representing less than 1% of the outstanding shares of Mattson Stock, based on the number of outstanding shares of Mattson Stock referenced above.

         Dr. Jochen Melchior, Chairman of the Management Board of STEAG and Chairman of the Supervisory Board of SES, has informed STEAG and SES that he holds options to purchase 30,000 shares of Mattson Stock, of which options to acquire 12,000 shares of Mattson Stock are exercisable within 60 days. Accordingly, Dr. Melchior beneficially owns 12,000 shares of Mattson Stock, representing less than 1% of the outstanding shares of Mattson Stock, based on the number of outstanding shares of Mattson Stock referenced above.

         Except as described in this statement, none of SES, STEAG, RAG nor, to the best knowledge of each of SES, STEAG and RAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock.

         (b) SES (directly) and STEAG and RAG (each, indirectly) each has the sole power to vote and dispose of 13,173,644 shares of Mattson Stock.

         Mr. Brust-Haas has informed SES that he has the sole power to vote and dispose of 185 shares of Mattson Stock.

         Dr. Melchior has the sole power to vote and dispose of 12,000 shares of Mattson Stock, which he has the right to acquire pursuant to options exercisable within 60 days.

         (c) The information set forth or incorporated by reference in Items 3 and 4 of this Amendment is incorporated by reference herein. Except as described in this Amendment, none of SES, STEAG, RAG nor, to the best knowledge of each of SES, STEAG and RAG, any of the individuals referred to in Schedule A, has effected any transaction in Mattson Stock during the 60 days preceding the date of this Amendment.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Original Statement is hereby amended and supplemented by incorporating by reference herein the information set forth or incorporated by reference in Items 3, 4 and 5 of this Amendment.


Item 7.     Material to be filed as Exhibits.

Exhibit 4 Share Purchase Agreement, dated as of April 5, 2002, by and among Mattson Technology, Inc. and STEAG Electronic Systems AG.

Exhibit 5 Second Amendment to the Strategic Business Combination Agreement, dated as of November 5, 2001, by and among Mattson Technology, Inc. and STEAG Electronic Systems AG.

Exhibit 6 Amendment to Stockholder Agreement, dated as of November 5, 2001, by and among Mattson Technology, Inc., STEAG Electronic Systems AG and Brad Mattson dated as of November 5, 2002.

Exhibit 7 Joint Filing Agreement, dated May 7, 2002, by and among RAG Aktiengesellschaft, STEAG AG and STEAG Electronic Systems AG.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2002              STEAG Electronic Systems AG

                                 By:      /s/ Michael Willems
                                          -----------------------------
                                 Name:    Michael Willems
                                 Title:   Chairman of the Board of Management

                                 By:      /s/ Andreas Neipp
                                          -----------------------------
                                 Name:    Andreas Neipp
                                 Title:   Executive Manager


                                 STEAG AG

                                 By:      /s/ Michael Willems
                                          -----------------------------
                                 Name:    Michael Willems
                                 Title:   Member of the Board of Management

                                 By:      /s/ Michael W. Schuh
                                          -----------------------------
                                 Name:    Michael W. Schuh
                                 Title:   Officer with Statutory Authority


                                 RAG Aktiengesellschaft

                                 By:      /s/ Dr. Thomas Kruper
                                          -----------------------------
                                 Name:    Dr. Thomas Kruper
                                 Title:   Officer with Statutory Authority

                                 By:      /s/ Dr. Norbert Schellen
                                          -----------------------------
                                 Name:    Dr. Norbert Schellen
                                 Title:   Officer with Statutory Authority




                                 SCHEDULE A

A.   Directors and Executive Officers of RAG.

         The following table sets forth the name, current business or home address, citizenship and present principal occupation of each of the executive officers and directors of RAG. Unless otherwise indicated, each of these individuals are citizens of the Federal Republic of Germany.

Name and Business or Home Address         Position with RAG and Present Principal
       and Citizenship                            Occupation or Employment

Dr. Norbert Bluem, MdB                    Member of the Supervisory Board of RAG
Platz der Republik1                       Federal Minister (ret.)
11011 Berlin
Germany

Guenter Dickhausen                        Member of the Supervisory Board of RAG
Burgstrasse 29-30                         Member of the Federal Executive Board of the DGB
10178 Berlin                              (German Trade Union Federation)
Germany

Anke Fuchs, MdB                           Member of the Supervisory Board of RAG
Platz der Republik 1                      Vice President of the German Federal Parliament
11011 Berlin
Germany

Norbert Formanski, MdB                    Member of the Supervisory Board of RAG
Heinrich-Obenhaus-Strasse 11              Chairmann of Works Council of the Lippe Mine
45701 Herten
Germany

Dr. Hans Michael Gaul                     Member of the Supervisory Board of RAG
E.ON AG                                   Member of the Supervisory Board of STEAG
E.ON-Platz 1                              Member of the Management Board of E.ON
40479 Duesseldorf
Germany

Ulrich Hartmann                           Chairman of the Supervisory Board of RAG
E.ON AG                                   Chairman of the Management Board of E.ON
E.ON-Platz 1
40479 Duesseldorf
Germany

Fritz Kollorz                             Deputy Chairman of the Supervisory Board of RAG
Koenigsworther Platz 6                    Vice-Chairman of the Supervisory Board of STEAG
30167 Hannover                            Member of the Executive Main Board of the IG BCE
Germany

Dr. Manfred Krueper                       Member of the Supervisory Board of RAG
E.ON AG                                   Member of the Management Board of E.ON
E.ON-Platz 1
40479 Duesseldorf
Germany

Friedhelm Ost MdB                         Member of the Supervisory Board RAG
Platz der Republik                        Member of Lower House of German Parliament (ret.)
11011 Berlin
Germany

Dr. Gert Maichel                          Deputy Chairman of the Supervisory Board of RAG
Huyssenallee 2                            Member of the Management Board of RWE AG
45128 Essen
Germany

Dr. Ulrich Middelmann                     Member of the Supervisory Board of RAG
Thyssen Krupp AG                          Member of the Management Board of ThyssenKrupp AG
August-Thyssen-Strasse1
40211 Duesseldorf
Germany

Ludwig Ladzinski                          Member of the Supervisory Board of RAG
Deutsche Steinkohle AG                    Chairman of the General Works Council of Deutsche
Horsthofstrasse 10                        Steinkohle AG
46244 Bottrop
Germany

Harry Laufer                              Member of the Supervisory Board of RAG
Bergwerk Warndt/Luisenthal                Chairman of the Works Council of the Warndt/Liusenthal
Am Alten Schacht 15                       Mine
66773 Schwalbach
Germany

Hans W. Reich                             Member of the Supervisory Board of RAG
Palmengartenstrasse 5-9                   Management Board Spokesman of the Kreditanstalt fur
60325 Frankfurt                           Wiederaufbau
Germany

Dr. Peter Schoerner                       Member of the Management Board of RAG
RAG AG                                    Member of the Supervisory Board of STEAG
Rellinhauser Strasse 1-11
45128 Essen
Germany

Professor Dr. Ekkehard Schulz             Deputy Chairman of the Supervisory Board of RAG
ThyssenKrupp AG                           Chairman of the Management Board of ThyssenKrupp AG
Kaiser-Wilhelm-Strasse 100
47166 Duisburg
Germany

Hans-Juergen Schneider                    Deputy Chairman of the Supervisory Board of
RAG AG                                    RAG
Rellinghauser Strasse 1-11                Chairman of the Working Group of Works
45128 Essen                               Councils in the RAG Group
Germany

Karl Starzacher                           Chairman of the Management Board of RAG
RAG AG                                    Chairman of the Supervisory Board of
Rellinghauser Strasse 1-11                STEAG
45128 Essen
Germany

Dr. Klaus Sturany                         Member of the Supervisory Board of RAG
RWE AG                                    Member of Management Board of RWE AG
Opernplatz 1
45128 Essen
Germany
Citizen of Austria

Klaus Suedhofer                           First Deputy Chairman of the Supervisory
IG Bergbau, Chemie, Energie               Board of RAG
Koenigsworther Platz 6                    Deputy Secretary General of IG BCE
30167 Hannover
Germany

Dr. Werner Tegtmeier                      Member of the Supervisory Board of RAG
Am Park 85                                Under Secretary of the Federal Ministry for
53757 St. Augustin-Niederpleis            Labor and Social Affairs (ret.)
Germany

Ulrich Weber                              Member of the Management Board of RAG
RAG AG                                    Member of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Fritz Ziegler                             Member of the Supervisory Board of RAG
Kleine Trift 14                           Regional Chief Executive (ret.)
58739 Wickede/Ruhr                        Chairman of the Management Board of VEW (ret.)
Germany


B.       Directors and Executive Officers of STEAG.

         The following table sets forth the name, current business or home address, citizenship and present principal occupation of each of the executive officers and directors of STEAG. Each of these individuals are citizens of the Federal Republic of Germany.

                                                   Position with STEAG and Present
   Name and Business or Home Address              Principal Occupation or Employment

Gerd Bode                                      Member of the Supervisory Board of STEAG
Kraftwerk Herne                                Chairman of the Works Council, Kraftwerk Herne
Hertener Strasse 16
44653 Herne
Germany

Johannes Dreckmann                             Member of the Supervisory Board of STEAG
Kraftwerk Walsum                               Vice-Chairman of the Works Council, Kraftwerk Walsum
Dr.-Wilhelm-Roelen-Strasse 129
47179 Duisberg
Germany

Dr. Hermann Farwick                            Member of the Supervisory Board of STEAG
Kraftwerksbetriebe Voerde                      Power Plant Director, Kraftwerk Voerde
Frankfurter Strasse 430
46562 Voerde
Germany

Dr. Hans-Michael Gaul                          Member of the Supervisory Board of RAG
E.ON AG                                        Member of the Supervisory Board of STEAG
E.ON-Platz 1                                   Member of the Management Board of E.ON
40479 Duesseldorf
Germany

Ursel Gelhorn                                  Member of the Supervisory Board of STEAG
STEAG AG                                       Chairman of the Works Council
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Dr. Reiner Hagemann                            Member of the Supervisory Board of STEAG
Allianz-Versicherungs AG                       Chairman of the Management Board of Allianz
Koeniginstrasse 28                             Versicherungs-AG
80802 Muenchen
Germany

Kurt Hay                                       Member of the Supervisory Board of STEAG
Industriegewerkschaft Bergbau, Chemie,         District Secretary of IG BCE Union
Energie
Herner Strasse 18
45657 Recklinghausen
Germany

Hermann Huef                                   Member of the Supervisory Board of STEAG
Kraftwerk Luenen                               Chairman of the Works Council of Kraftwerk Luenen
Moltkestrasse 215
44536 Luenen
Germany

Dr. Ing. Gerd Jaeger                           Member of the Supervisory Board of STEAG
RWE Power AG                                   Member of the Management Board of RWE Power AG
Huyssenallee 2
45128 Essen
Germany

Dr. Friedrich Jansen                           Member of the Supervisory Board of STEAG
Ruhrgas AG                                     Member of the Management Board of Ruhrgas AG
Huttropstrasse 60
45138 Essen
Germany

Fritz Kollorz                                  Deputy Chairman of the Supervisory Board of RAG
Industriegewerkschaft Bergbau, Chemie,         Vice Chairman of the Supervisory Board of STEAG
Energie                                        Member of the Executive Main Board
Koenigswirther Platz 6                         of the IG BCE Union
30167 Hanover
Germany

Dr. Jochen Melchior                            Chairman of the Management Board of STEAG
STEAG AG                                       Chairman of the Supervisory Board of SES
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Dr. Johnnes Ringel                             Member of the Supervisory Board of STEAG
Westdeutsche Landesbank Girozentrale           Member of the Management Board of Westdeutsche Landesbank
Herzogstrasse 15                               Girozentrale
40217 Duesseldorf
Germany

Dr. Peter Schorner                             Member of the Management Board RAG
RAG Aktiengesellschaft                         Member of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Dr. Heinz Scholtholt                           Member of the Management Board of STEAG
STEAG AG                                       Member of the Supervisory Board of SES
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Peter Schwarz                                  Member of the Supervisory Board of STEAG
STEAG AG                                       Chairman of the Central Works Council
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Hermann Springer                               Member of the Supervisory Board of STEAG
Kraftwerks Bergkamen                           Chairman of the Works Council of Kraftwerk Bergkamen
Westenhellweg 110
59192 Bergkamen
Germany

Dr. Juergen Stadelhofer                        Member of the Supervisory Board of STEAG
RAG Coal International AG                      Chairman of the Management Board of RAG Coal
Rellinghauser Strasse 1-11                     International AG
45128 Essen
Germany

Karl Starzacher                                Chairman of the Management Board of RAG
RAG Aktiengesellschaft                         Chairman of the Supervisory Board of STEAG
Rellinger Strasse 1-11
45128 Essen
Germany

Dr. Joerg Terrahe                              Member of the Management Board of STEAG
STEAG AG                                       Member of the Supervisory Board of SES
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Ulrich Weber                                   Member of the Management Board of RAG
RAG Aktiengesellschaft                         Member of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Michael Willems                                Member of the Management Board of STEAG
STEAG AG                                       Chairman of the Management Board of SES
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Prof. Dr. Franz-Josef Wodopia                  Member of the Supervisory Board of RAG
Grosse Egge 11                                 Member of the Supervisory Board of STEAG
30826 Garbsen
Germany


C.       Directors and Executive Officers of SES

         The following table sets forth the name, current business or home address, citizenship and present principal occupation of each of the executive officers and directors of SES. Each of these individuals are citizens of the Federal Republic of Germany.


                                                     Position with SES and Present
  Name and Business or Home Address                 Principal Occupation or Employment

Werner Brust-Haas                               Member of the Supervisory Board of SES
Erwin-Baelz Strasse 14
74321 Bietigheim-Bissingen
Germany

Hans-Peter Knapp                                Member of the Supervisory Board of SES
In-der-See-Strasse 16
76703 Kraichtal
Germany

Carmen-Sylvia Koester                           Member of the Supervisory Board of SES Senior Vice
RAG Aktiengesellschaft                          President Head of Corporate Development/
Rellinghauser Strasse 1-11                      M&A
45128 Essen
Germany

Dr. Jochen Melchior                             Chairman of the Management Board of STEAG
STEAG AG                                        Chairman of the Supervisory Board of SES
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Dr. Heinz Scholtholt                            Member of the Management Board of STEAG
STEAG AG                                        Member of the Supervisory Board of SES
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Dr. Joerg Terrahe                               Member of the Management Board of STEAG
STEAG AG                                        Member of the Supervisory Board of SES
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Ernst Wunderlich                                Member of the Supervisory Board of SES
Gabriel-von-Seidl-Strasse 35a
82031 Gruenwald
Germany

Michael Willems                                 Member of the Management Board of STEAG
STEAG AG                                        Chairman of the Management Board of SES
Ruettenscheider Strasse 1-3
45128 Essen
Germany



                               EXHIBIT INDEX

Exhibit
Number           Document

Exhibit 4 Share Purchase Agreement, dated as of April 5, 2002, by and among Mattson Technology, Inc. and STEAG Electronic Systems AG.

Exhibit 5 Second Amendment to the Strategic Business Combination Agreement, dated as of November 5, 2001, by and among Mattson Technology, Inc. and STEAG Electronic Systems AG.

Exhibit 6 Amendment to Stockholder Agreement, dated as of November 5, 2001, by and among Mattson Technology, Inc., STEAG Electronic Systems AG and Brad Mattson dated as of November 5, 2002.

Exhibit 7 Joint Filing Agreement, dated May 7, 2002, by and among RAG Aktiengesellschaft, STEAG AG and STEAG Electronic Systems AG.